

December 18, 2009

Via U.S. Mail

Mr. William E. Scaff, Jr.
Vice President
Synergy Resources Corporation
20203 Highway 60
Platteville, CO 80651

>   **Re: Synergy Resources Corporation**
>   **Amendment No. 2 to Registration Statement on Form S-1**
>   **Filed December 11, 2009**
>   **File No. 333-161895**

Dear Mr. Scaff:

        We reviewed your response letter and amended filing and we have the following comments. Where indicated, we think you should revise your document in response to these comments. If you disagree, we will consider your explanation as to why our comment is inapplicable or a revision is unnecessary. Please be as detailed as necessary in your explanation. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure. After reviewing this information, we may raise additional comments.

        Please understand that the purpose of our review process is to assist you in your compliance with the applicable disclosure requirements and to enhance the overall disclosure in your filing. We look forward to working with you in these respects. We welcome any questions you may have about our comments or any other aspect of our review. Feel free to call us at the telephone numbers listed at the end of this letter.

Amendment No. 2 to Registration Statement on Form S-1

1.   We note that in connection with the exercise of outstanding Series A warrants, you intend to register your offer and sale of the common stock underlying the warrants. As discussed with counsel on December 18, 2009, because such warrants were issued pursuant to an exemption from registration under the Securities Act, and because such warrants were immediately exercisable when issued, it is not appropriate to register such offer and sale at this time. Please revise.

Annual Report on Form 10-K for the fiscal year ended August 31, 2009, as amended

Controls and Procedures, page 19

2.   We note your response to our prior comment 3. Please disclose in future filings the conclusions of your principal executive and principal financial officers regarding the effectiveness of your disclosure controls and procedures as of the end of the period covered by the report. See Item 307 of Regulation S-K.

Closing Comments

As appropriate, please amend your registration statement in response to these comments. You may wish to provide us with marked copies of the amendment to expedite our review. Please furnish a cover letter with your amendment that keys your responses to our comments and provides any requested information. Detailed cover letters greatly facilitate our review. Please understand that we may have additional comments after reviewing your amendment and responses to our comments.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes all information required under the Securities Act of 1933 and that they have provided all information investors require for an informed investment decision. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

In addition, please be advised that the Division of Enforcement has access to all information you provide to the staff of the Division of Corporation Finance in connection with our review of your filing or in response to our comments on your filing.

We will consider a written request for acceleration of the effective date of the registration statement as confirmation of the fact that those requesting acceleration are aware of their respective responsibilities under the Securities Act of 1933 and the Securities Exchange Act of 1934 as they relate to the proposed public offering of the securities specified in the above registration statement. We will act on the request and, pursuant to delegated authority, grant acceleration of the effective date.

We direct your attention to Rules 460 and 461 regarding requesting acceleration of a registration statement. Please allow adequate time after the filing of any amendment for further review before submitting a request for acceleration. Please provide this request at least two business days in advance of the requested effective date.

Please contact Laura Nicholson at (202) 551-3584 or, in her absence, me at (202) 551-3611 with any questions.

Sincerely,

Anne Nguyen Parker
Branch Chief

cc: <u>via facsimile</u>

William T. Hart, Esq.
(303) 839-5414